Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of

September 2, 2016

by and among

DANAHER CORPORATION,

COPPER MERGER SUB, INC.

and

CEPHEID

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of September 2, 2016 (this “Agreement”), among Danaher Corporation, a Delaware corporation (“Parent”), Copper Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Cepheid, a California corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Corporations Code of the State of California (the “CCC”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will thereupon cease and the Company will continue as the surviving corporation and a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”) and (iii) subject to the terms set forth herein, resolved to recommend approval of this Agreement, the Merger and the principal terms thereof by the Company Shareholders (the “Company Shareholder Approval”);

WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its shareholder and (ii) adopted this Agreement, and recommended the approval of this Agreement, the Merger and the principal terms thereof by the shareholder of Merger Sub;

WHEREAS, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the principal terms thereof; and

WHEREAS, upon consummation of the Merger, each share of common stock, no par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of Parent or any direct or indirect wholly owned Company Subsidiary, any shares of Company Common Stock held in the treasury of the Company or any Dissenting Shares, will be canceled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of and any exceptions in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and other agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01      The Merger.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the CCC, at the Effective Time, Merger Sub shall be merged with and into the Company.

SECTION 1.02      Closing.  Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Pacific time,

on the second Business Day after the later to be satisfied of the conditions set forth in Section 7.01(a) or Section 7.01(c) (subject to the satisfaction or waiver (where permissible) of the other conditions to the Closing set forth in Article VII, other than those that by their terms are to be satisfied at the Closing (subject to their satisfaction or waiver (where permissible)), remotely, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03      Effective Time.  On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause an appropriate agreement of merger (the “Agreement of Merger”) and any other documents required to be executed and filed with the Secretary of State of the State of California in accordance with the relevant provisions of the CCC, and shall make all other filings or recordings required under the CCC. The Merger shall become effective at the time the Agreement of Merger shall have been duly filed with the Secretary of State of the State of California or such other date and time as is agreed upon by the parties and specified in the Agreement of Merger, such date and time hereinafter referred to as the “Effective Time”.

SECTION 1.04      Effects of the Merger.  As a result of the Merger, (a) the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and (b) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CCC. Without limiting the generality of the foregoing, at the Effective Time, all of the rights and property of the Company and Merger Sub shall vest in the Surviving Company, and all of the debts and liabilities of the Company and Merger Sub shall become the debts and liabilities of the Surviving Company.

SECTION 1.05      Articles of Incorporation and Bylaws of the Surviving Company.  At the Effective Time, the Amended and Restated Articles of Incorporation of the Company as in effect as of the date of this Agreement (the “Company Articles”) and the bylaws of the Company as in effect as of the date of this Agreement (the “Company Bylaws”) shall be amended in their entirety pursuant to the Merger to conform to the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the articles of incorporation and bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 6.09).

SECTION 1.06      Directors and Officers of the Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and the individuals specified by Parent prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company.

SECTION 1.07      Subsequent Actions.  If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01      Conversion of Shares, Options and RSUs.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any equityholder of the Company:

(a)        Cancellation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock (each a “Share” and collectively, the “Shares”) held in the treasury of the Company or owned by any direct or indirect wholly owned Subsidiary of the Company (each a “Company Subsidiary”) and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)        Shares of Merger Sub.  Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Company.

(c)        Company Common Stock.  Except as provided in Sections 2.01(a) and (b), each Share that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive $53.00 in cash, without interest (the “Merger Consideration”). The Merger Consideration is payable in accordance with Section 2.02(b).

(d)        Company Options.  Each Company Option (other than a Rollover Option) that has an exercise price that is less than the Merger Consideration and that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the applicable per share exercise price under such Company Option. Notwithstanding anything to the contrary in this Agreement, each Company Option that has an exercise price that equals or exceeds the Merger Consideration shall be cancelled and shall cease to exist without receiving any payment therefor.

(e)        Rollover Options.  Each Rollover Option shall be assumed by Parent and shall be converted into and become an option to acquire Parent Common Stock, on the same terms and conditions as were applicable under the Company Option immediately prior to the Effective Time, as follows:

(i)        the number of shares of Parent Common Stock subject to each Rollover Option assumed by Parent shall be determined by multiplying the number of Shares that were subject to such Rollover Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and

(ii)        the per share exercise price for the Parent Common Stock issuable upon exercise of each Rollover Option assumed by Parent shall be determined by dividing the applicable per share exercise price of such Rollover Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(iii)        Any restriction on the exercise of any Rollover Option assumed and converted by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Rollover Option shall otherwise remain unchanged as a result of the assumption of such Rollover Option, in each case except to the extent otherwise provided in any Company Equity Plan, or any stock option, employment, change of control or other agreement between the holder of a Rollover Option and the Company.

(iv)        Notwithstanding the foregoing, any Company Option held by a non-employee director of the Company that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall not be assumed by Parent and shall instead be cancelled in exchange for a payment by Parent of an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company Option multiplied by (b) the excess, if any, of the Merger Consideration over the applicable per share exercise price under such Company Option.

(f)        Company RSUs.  Each Company RSU (other than a Rollover RSU) that is unexpired, unsettled and outstanding as of the Effective Time shall be, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, cancelled and automatically converted into the right to receive the Merger Consideration in cash for each Share subject to such Company RSU.

(g)        Rollover RSUs.  Each Rollover RSU that is unexpired, unsettled and outstanding as of the Effective Time shall be assumed by Parent and shall be converted into a restricted stock unit to receive, on the same terms and conditions as were applicable under the Rollover RSU immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that were subject to such Rollover RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock. Any restriction on the settlement of any Rollover RSU assumed by Parent shall continue in full force and effect and the term, settlement terms, vesting schedule and other provisions of such Rollover RSU shall otherwise remain unchanged as a result of the assumption and conversion of such Rollover RSU, in each case except to the extent otherwise provided in any Company Equity Plan, or any restricted stock unit, employment, change of control or other agreement between the holder of a Rollover RSU and the Company.

Notwithstanding the foregoing, any Company RSU held by a non-employee director of the Company that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall not be assumed by Parent and shall instead be cancelled and automatically converted into the right to receive the Merger Consideration in cash for each Share subject to such Company RSU.

(h)        Company Performance RSUs.  Each Company Performance RSU that is unexpired, unsettled and outstanding as of the Effective Time shall be, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Performance RSU or any other Person, cancelled and automatically converted into the right to receive the product of (i) the Merger Consideration multiplied by (ii) a number Shares equal to the Target Number of Units as set forth in each Notice of Performance-Based Restricted Stock Unit Award and Award Agreement pursuant to which such Company Performance RSUs were granted.

(i)        Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board and the Compensation and Organizational Development Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 2.01(c)-(h). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of any Company Options, Company RSUs or Company Performance RSUs. All payments made to holders of Company Options, Company RSUs and Company Performance RSUs pursuant to Sections 2.01(d), (f) and (h) shall be effected within 14 calendar days of the Closing. Within five Business Days following the Effective Time, Parent shall deliver to any holder of a Company Option and/or Company RSU that has been assumed by Parent an appropriate notice setting forth such former participant’s rights with respect to the Company Options and Company RSUs assumed and converted by Parent pursuant to Section 2.01(e) or Section 2.01(g).

SECTION 2.02      Exchange of Certificates.

(a)        Paying Agent.  Prior to the Effective Time, Parent shall (i) appoint a nationally recognized financial institution approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At the Closing, Parent shall deposit, or cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion (based on the most recent financial statements of such bank that are then publicly available), or a combination of the foregoing. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Company.

(b)        Exchange Procedures.  As promptly as reasonably practicable after the Effective Time, Parent shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(c): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (each, a “Certificate” and, together, the “Certificates”) or the transfer of non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or transfer of Book-Entry Shares to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Paying Agent), the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 2.01(c), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered are registered if the Certificate representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event more than three Business Days thereafter), the Merger Consideration for each Book-Entry Share.

(c)        No Further Rights.  From and after the Effective Time, holders of Shares shall cease to have any rights as Company Shareholders, except as provided herein or by Law.

(d)        Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the holders of Shares 12 months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration (unless surrendered to a public official pursuant to any escheat or similar Law). Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e)        Withholding Rights.  Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Company RSUs or Company Performance RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Company or Parent, as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options, Company RSUs or Company Performance RSUs in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Company or Parent, as the case may be.

(f)        Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.02(d), Parent) shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(c).

SECTION 2.03      Share Transfer Books.  At the Effective Time, (a) all Shares outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist in exchange for the consideration issued pursuant to Section 2.01(c), and all holders of Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Shareholders except as provided for in Section 2.01(c) and (b) the share transfer books of the Company shall be closed with respect to all Shares and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent, Parent or the Surviving Company for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(c).

SECTION 2.04      Certain Adjustments.  Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares or shares of Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Merger Consideration and the Exchange Ratio shall be appropriately adjusted to provide the holders of Shares, Rollover Options and Rollover RSUs the same economic effect as contemplated by this Agreement prior to such event; provided that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement.

SECTION 2.05      Dissenting Shares.

(a)        Notwithstanding anything to the contrary herein, Shares issued and outstanding immediately prior to the Effective Time and held by a holder or record who did not vote in favor of the Company Shareholder Approval (or consent thereto in writing) and is entitled to demand, and has properly demanded, that the Company purchase such Shares (such Shares, the “Dissenting Shares”) for fair market value in accordance with, and in compliance in all respects with, Chapter 13 of the CCC shall not be converted into the right to receive the Merger Consideration payable pursuant to Section

2.01(c), but instead at the Effective Time shall be converted into the right to receive payment of the fair market value of such Shares as may be determined to be due with respect to such Dissenting Shares pursuant to Chapter 13 of the CCC. If any such holder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair market value of such Dissenting Shares pursuant to Chapter 13 of the CCC, or becomes ineligible for such payment, then the right of such holder to receive such payment in respect of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest or duplication.

(b)        The Company will give Parent prompt notice of any demands received by the Company for the purchase of Shares pursuant to Chapter 13 of the CCC, attempted withdrawals of such demands and any other instruments served pursuant to the CCC and received by the Company relating to rights to be paid the fair market value of Dissenting Shares, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time (unless required by Law), the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing. Any portion of the aggregate Merger Consideration made available to the Payment Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), or, other than with respect to Section 3.02, as disclosed in the SEC Reports (but excluding (x) any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature) as filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01      Organization and Qualification; Subsidiaries.

(a)        The Company is a corporation validly existing and in good standing under the Laws of the State of California and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign legal entity to do business, and is in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a Company Material Adverse Effect.

(b)        Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all the Company Subsidiaries, together with the jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other equity interests of each Company Subsidiary owned by the Company and each other Company Subsidiary. Each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) of the jurisdiction of its incorporation or organization, and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company Subsidiaries is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a Company Material Adverse Effect. The Company does not directly or indirectly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

(c)        The Company has made available to Parent a true and complete copy of (a) the Company Articles, (b) the Company Bylaws and (c) the certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the date of this Agreement. Each such certificate of incorporation and bylaws (or equivalent organizational documents) is in full force and effect. The Company is not in violation of any provisions of the Company Articles or the Company Bylaws. None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and bylaws (or equivalent organizational documents) in each case except for violations that would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.02      Capitalization.

(a)        The authorized share capital of the Company consists of 150,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, no par value (“Preferred Stock”). As of the close of business on August 31, 2016 (the “Capitalization Date”), there were 73,215,407 shares of Company Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. No Company Subsidiary owns any Company Common Stock or Preferred Stock.

(b)        As of the close of business on the Capitalization Date, the Company had no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 4,264,259 Shares reserved for issuance for Company Options and Company RSUs that have been granted and that are outstanding pursuant to the Company’s 2006 Equity Incentive Plan (the “2006 Plan”) (which are not included within the 73,215,407 shares of Company Common Stock issued and outstanding set forth above), (ii) 3,055,557 Shares reserved for issuance for Company Options, Company RSUs and Company Performance RSUs that have been granted and that are outstanding pursuant to the Company’s 2015 Equity Incentive Plan (the “2015 Plan”) (which are not included within the 73,215,407 shares of Company Common Stock issued and outstanding set forth above) (assuming the vesting of Company Performance RSUs at the target level), (iii) 2,667,776 Shares reserved for issuance pursuant to the Company’s 2012 Employee Stock Purchase Plan (the “ESPP”) (which are not included within the 73,215,407 shares of Company Common Stock issued and outstanding set forth above), (iv) 280,116 Shares reserved for issuance for Company Options and Company RSUs that have been granted and that are outstanding other than pursuant to the 2006 Plan and the 2015 Plan (which are not included within the 73,215,407 shares of Company Common Stock issued and outstanding set forth above) and (v) Shares reserved for issuance upon conversion of the Company’s 1.25% Convertible Senior Notes due 2021 (the “Convertible Notes”) (which are not included within the 73,215,407 shares of Company Common Stock issued and outstanding set forth above).

(c)        Except as set forth in Section 3.02(b), as of the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, the Company are reserved for issuance or outstanding. Since the close of business on the Capitalization Date through the date of this Agreement, no Company Options, Company RSUs or Company Performance RSUs have been issued or granted and no Shares have been issued other than in satisfaction of the vesting or exercise of (in each case in accordance with their respective terms) any Company Options, Company RSUs or Company Performance RSUs, in each case, that were outstanding as of the close of business on the Capitalization Date and set forth in Section 3.02(b). Except as set forth in Section 3.02(b), there are no options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Shares or other equity interests or capital stock of the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such Shares, capital stock or other equity interests, or any other rights or instruments that are linked in any way to the price of the Shares or any shares of capital stock of any Company Subsidiary, the value of all or any part of the Company or any Company Subsidiary (collectively, “Equity Interests”), in each case, obligating the Company or any Company Subsidiary to issue, sell or grant any such Equity Interests.

(d)        Except for the Convertible Notes, there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any Company Subsidiary issued and outstanding or reserved for issuance. Except for the Convertible Notes, there are no outstanding obligations under Contract or otherwise of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Equity Interests, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other Person. None of the Company or any Company Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests of the Company or of any Company Subsidiary.

(e)        All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in material violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Each outstanding capital share, limited liability company interest, partnership interest or equity or similar interest of each Company Subsidiary that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

(f)        All Company Options, Company RSUs and Company Performance RSUs are evidenced by stock option, restricted stock unit or performance restricted stock unit agreements or awards (as the case may be) in substantially the same form as the agreements or form or forms of stock option, restricted stock unit or performance restricted stock unit agreements or awards, respectively, that have been made available to Parent. Section 3.02(f) of the Company Disclosure Schedules sets forth a listing of all Persons (by employee number) who hold outstanding Company Options, Company RSUs and Company Performance RSUs as of the Capitalization Date, indicating, with respect to each Company Option, Company RSU or Company Performance RSU, the number of Shares subject to such Company Option, Company RSU and Company Performance RSU, the date of grant or issuance, the vesting schedule and the expiration date (if any) thereof.

SECTION 3.03      Corporate Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the receipt of the Company Shareholder Approval and the filing of the Agreement of Merger with the Secretary of State of the State of California as required by the CCC). This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 3.04      No Conflict; Required Filings and Consents.

(a)        The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Company Articles, the Company Bylaws, or the certificate of incorporation and bylaws (or equivalent organizational documents) of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.04(b) have been obtained, that all filings and other actions described in Section 3.04(b) have been made or taken and the Company Shareholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, statute, ordinance or law, or any rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or result in the loss of any benefit under, or the creation of any Lien (other than a Permitted Lien) on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Company Material Adverse Effect.

(b)        The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any Consent, order, or license from, notice to or registration, declaration or filing with any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the Company Shareholder Approval, (iii) compliance with any applicable rules of NASDAQ, (iv) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC, (v) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other Antitrust Laws as may be applicable to the Transactions and (vi) such other Consents, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.05      SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)        The Company has filed or furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed or furnished (as applicable) by it with the SEC since January 1, 2014 (as amended through the date hereof, collectively, the “SEC Reports”). As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared (and any SEC Reports filed after the date hereof will have been prepared), in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and, in each case, the rules and regulations promulgated thereunder and (ii) did not and will not, at the time they were or will be filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)        Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the SEC Reports (collectively, the “Company Financial Statements”) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, including the absence of footnotes) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments).

(c)        The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is in all material respects made known to the principal executive officer and the principal financial and accounting officer of the Company by others within those entities. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) to the Company’s Knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)        Neither the Company nor any Company Subsidiary has any liability or obligation of any nature, whether or not accrued or contingent or otherwise, except for liabilities and obligations (i) that are reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as at June 30, 2016 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, (ii) that have been incurred since June 30, 2016 in the ordinary course of business, (iii) incurred under any Contract other than liabilities or obligations due to breaches thereunder, (iv) arising out of this Agreement or in connection with the Transactions or (v) that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.06      Absence of Certain Changes or Events.

(a)        Since January 1, 2016, no event or events or developments have occurred that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2016, through the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business in all material respects.

SECTION 3.07      Absence of Litigation.  As of the date of this Agreement, there is no litigation, suit, arbitration, claim, charge, action or proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, in each case that would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.08      Compliance with Laws; Permits.

(a)        Except with respect to anti-bribery, FDCA Laws and FDA compliance, Tax Laws, Environmental Laws and Intellectual Property (which are the subject of Section 3.08(c), Section 3.08(e), Section 3.12, Section 3.15 and Section 3.16, respectively), the Company and each Company Subsidiary is and, for the three years prior to the date of this Agreement, has been in compliance with the Laws applicable to each of the Company and the Company Subsidiaries, in each case except to the extent that the failure to comply therewith would not reasonably be expected to have a Company Material Adverse Effect. Within the three-year period prior to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received from any Governmental Authority any written notices of violation with respect to any Laws applicable to it, in each case other than as would not reasonably be expected to have a Company Material Adverse Effect.

(b)        Each of the Company and each Company Subsidiary is in possession of all licenses, permits, approvals, accreditations, certificates and other authorizations of any Governmental

Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected to have a Company Material Adverse Effect.

(c)        Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company, any of the Company Subsidiaries nor any of their respective predecessors, directors, officers, employees, consultants, nor, to the Knowledge of the Company, any joint venture partners, agents, representatives or any other Person associated with or acting on their behalf, has directly or indirectly (a), made, promised, offered, or authorized (i) any unlawful payment or the unlawful transfer of anything of value, directly or indirectly, to any government official, employee or agent, political party or any official of such party, or political candidate or (ii) any unlawful bribe, rebate, influence payment, kickback or similar unlawful payment or (b) violated the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company or any of the Company Subsidiaries in any jurisdiction outside the United States.

(d)        Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, the Company and each of its Subsidiaries has conducted its transactions in accordance with all applicable export control laws and re-export control laws, economic and trade sanctions laws, and all other applicable export control and sanctions laws in other countries in which the Company and its Subsidiaries conduct business, directly or indirectly.

(e)        Without limiting the foregoing, except as would not reasonably be expected to have a Company Material Adverse Effect, the Company’s business is being and, since January 1, 2014, has been conducted in compliance with, as applicable, the Federal Food, Drug and Cosmetic Act, 21 U.S.C. 321 et seq., and all regulations promulgated thereunder (the “FDCA”), and all FDA laws, including FDA regulations on clinical trials, establishment registration and device listing, medical device reporting, correction and removal reporting, good manufacturing practices, and device labeling, as well as comparable applicable foreign Laws. There are no products that have been commercially distributed by the Company since January 1, 2014 that would require the CE marking of conformity or any approval or premarket clearance by the FDA or any comparable foreign Governmental Authority for the purpose for which they currently are being manufactured or sold (i) for which such CE marking of conformity, approval or premarket clearance has not been obtained or (ii) for which such CE marking of conformity, approval or premarket clearance has been withdrawn, revoked or cancelled or is no longer in full force and effect or is wrongly affixed to such products, except where the failure to obtain such conformity, approval or premarket clearance, as applicable, would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, the Company has not received written notice of any, and except as would not reasonably be expected to have a Company Material Adverse Effect, there is no, action, suit, proceeding or investigation by the FDA or any comparable foreign Governmental Authority, including to recall procedures or market withdrawals, pending or, to the Knowledge of the Company, threatened against the Company alleging that products of the Company, or the manufacturing, marketing, advertising, promotion, labeling, distribution, or sale thereof, are in violation in any respect of the FDCA or comparable applicable foreign Laws. Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, no false statements have been made in any marketing application or other submission or correspondence filed by or on behalf of the Company with the FDA. Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, all clinical studies conducted by the Company in the United States to support a marketing application have complied with Good Clinical Practices and comparable requirements in other countries where such studies were or are being conducted during such period of time. Except as would not reasonably be expected to have a Company Material Adverse Effect, all of the Company’s products which are the subject of Section 510(k) Clearance and which subsequently have been modified have received Section 510(k) Clearance to the extent required by Law, and all of the Company’s products which have been sold without FDA review have been marketed in accordance with applicable Law for such types of product.

SECTION 3.09      Employee Benefit Plans.

(a)        Section 3.09(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purpose of this agreement, the term “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, equity-based award, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, consulting, termination, severance, or other Contracts (other than (i) offer letters and other agreements, understandings or arrangements that cover individuals located primarily outside of the United States (an “International Plan”) and (ii) offer letters and other agreements, understandings or arrangements related to U.S. employees that are terminable “at will” without the payment of severance or notice pay or other material obligations) of the Company or with respect to which the Company or any Company Subsidiary has or could reasonably expect to have any material liability or obligation or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Company Subsidiary.

(b)        Copies of the following have been made available to Parent (in each case if applicable) with respect to each Company Benefit Plan: (i) the plan document, the summary plan description and any summary of material modifications, (ii) the most recent annual report, actuarial report and financial statements and (iii) the trust agreement, insurance Contract and other documents relating to funding or payment of benefits. Copies of the following have been made available to Parent (in each case if applicable) with respect to each International Plan: the plan document, the summary plan description and any summary of material modifications. Copies of any employment agreement that provides for acceleration of any equity incentive, or the payment of severance or other benefits upon termination of employment have been made available to Parent.

(c)        No Company Benefit Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA, and no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Company Subsidiary that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Company or any Company Subsidiary of incurring any such liability.

(d)        Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service of the United States (the “IRS”) that the Company Benefit Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the

Knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(e)        Each Company Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance would not reasonably be expected to have a Company Material Adverse Effect.

(f)        With respect to any Company Benefit Plan or International Plan, as of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g)        Except as would not reasonably be expected to have a Company Material Adverse Effect, each International Plan (i) if intended to qualify for special tax treatment, meets all applicable requirements, (ii) if required to be funded, book-reserved or secured by an insurance policy, is so fully funded, book-reserved or secured, based on reasonable actuarial assumptions in accordance with applicable accounting principles and (iii) is in compliance with applicable Laws, and there is no breach pursuant to such International Plan.

(h)        Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, such as termination of employment) will result in the payment of any amount pursuant to agreements or arrangements in existence as of the date of this Agreement that, individually or in combination with any other such payment, would not be deductible pursuant to Section 280G of the Code (determined without regard to Section 280G(b)(4) of the Code).

(i)        Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party has been operated and maintained in all material respects in accordance with Section 409A of the Code and applicable guidance thereunder, including the final regulations promulgated with respect thereto.

SECTION 3.10      Labor and Employment Matters.  Except as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, nor bound by, any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company or any Company Subsidiary (“Collective Bargaining Agreement”), nor, to the Knowledge of the Company, are there any pending or threatened activities or proceedings of any labor union, labor organization or works council to organize any such employees. There are no unfair labor practice Actions or, to the Company’s Knowledge, complaints or union or works council representation questions, involving any current or former employee of the Company or any Company Subsidiary that are existing or pending against the Company or any Company Subsidiary, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary. Since January 1, 2014, all contractors, former contractors, leased employees, and individuals contracted through employment agencies who have provided services to the Company or any of its Subsidiaries have been rightly classified as independent contractors or other non-employees of the Company, as applicable, and would not reasonably be expected to be reclassified by any Governmental Authority as employees of the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.11      Real Property.

(a)        Section 3.11 of the Company Disclosure Schedule sets forth a list by address of all Owned Real Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold interests in all Leased Real Property free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

(b)        Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect, binding and enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity) and (ii) neither the Company or any Company Subsidiary has received notice of any default under any lease or sublease.

SECTION 3.12      Taxes.

(a)        The Company and the Company Subsidiaries (i) have timely filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and such Tax Returns are true, correct and complete in all material respects and (ii) have timely paid all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return), except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. All material amounts of Taxes required to have been withheld by the Company and the Company Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority.

(b)        There are no pending audits, refund litigation, proposed adjustments, other proceedings or, to the Company’s Knowledge, investigations or examinations by a Governmental Authority in respect of any material Taxes or material Tax Returns of the Company or any of the Company Subsidiaries, and no such audits, examinations, investigations, refund litigation, proposed adjustments or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of the Company Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. There are no Liens for a material amount of Taxes on any of the assets of the Company or the Company Subsidiaries other than Permitted Liens.

(c)        Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of another Person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation, or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).

(d)    Neither the Company nor any of the Company Subsidiaries has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return, which claim has not been resolved prior to the date hereof, that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction. The Company has not extended and there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company or any of the Company Subsidiaries other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)        Neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(f)        Neither the Company nor any of the Company Subsidiaries has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code, Treasury Regulation Section 1.6011-4 or any similar provision of state or local Law.

(g)        Notwithstanding anything to the contrary herein, the representations in Section 3.09 and this Section 3.12 are the sole representations of the Company and the Company Subsidiaries with respect to Tax matters.

SECTION 3.13      Material Contracts.

(a)        Section 3.13(a)  of the Company Disclosure Schedule lists each of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement (such Contracts, the “Material Contracts”):

(i)        any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 or any SEC Reports filed after the date of filing of such Form 10-K until the date hereof;

(ii)        any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that, during the fiscal year ended December 31, 2015, resulted in, or during the fiscal year ended December 31, 2016, is reasonably expected to result in, aggregate purchases or other spend by the Company or any Company Subsidiary of $3,000,000 or more, or $10,000,000 million or more over the life of such Contract, or that is otherwise material to the Company and the Company Subsidiaries, taken as a whole;

(iii)        any Contract with a customer of the Company or any Company Subsidiary that, during the fiscal year ended December 31, 2015, the Company or any Company Subsidiary invoiced such customer, or during the fiscal year ended December 31, 2016, the Company or any Company Subsidiary is reasonably expected to invoice such customer, more than $3,000,000 (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be received under any such Contract);

(iv)        any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $5,000,000 or more, other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) loans to direct or indirect wholly owned Company Subsidiaries;

(v)         with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and the Company Subsidiaries, taken as a whole, any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of the Company Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(vi)        any Contract containing (A) any covenant limiting in any material respect the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person in any line of business or geographic area that is not cancelable without penalty or further payment and without more than 90 days’ notice, (B) a “most favored nation” clause or other term providing preferential pricing or treatment to a third party that is not cancelable without penalty or further payment and without more than 90 days’ notice or (C) a right of first refusal or right of first offer or similar right or that limits the ability of the Company or any of the Company Subsidiaries to sell, transfer, pledge or otherwise dispose of assets or any business with an aggregate value in excess of $5,000,000;

(vii)       any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $2,500,000;

(viii)      any Contract with the Company’s ten largest distributors as determined by revenue during the 12-month period ended December 31, 2015;

(ix)        any manufacturing or assembly Contract that is material to the Company and the Company Subsidiaries as a whole;

(x)         any Contract for Leased Real Property under which the aggregate annual rent payments by the Company or any Company Subsidiary exceed $250,000;

(xi)        any Collective Bargaining Agreement;

(xii)       any employment agreement that provides for acceleration of any equity incentive, or the payment of severance or other benefits upon termination of employment;

(xiii)      any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $3,000,000 that was entered into after January 1, 2014 or that otherwise contains material continuing rights or obligations of the Company; and

(xiv)        any Contract that is a license, royalty, pharmaceutical or other collaboration agreement (excluding clinical trial agreements) or similar Contract with respect to Intellectual Property (other than generally commercially available shrink wrap, clickware or “off-the-shelf” software and Contracts pursuant to which a license of Intellectual Property is granted to or by the Company that is incidental to the primary purpose of such Contract) that involve aggregate payments by or to the Company or any Company Subsidiary for the year ended December 31, 2015 of $3,000,000 or more or that is otherwise material to the Company and the Company Subsidiaries, taken as a whole.

(b)        With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid, binding and in full force and effect with respect to the Company and the Company Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity), (ii) none of the Company or any Company Subsidiary has received any written claim of breach or default under or cancellation of any Material Contract, and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contract and (iii) to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract. True and correct copies of all Material Contracts have been made available to Parent prior to the date of this Agreement.

SECTION 3.14      Insurance.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries maintains insurance policies adequate and customary in the industry for the operation of their respective businesses, (b) each such insurance policy, except for policies that have expired under their terms in the ordinary course, is in full force and effect and (c) the Company and/or the Company Subsidiaries are in compliance with the terms of such insurance policies.

SECTION 3.15      Environmental Matters.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each Company Subsidiary is, and has been since January 1, 2014, in compliance with all applicable Environmental Laws, (b) the Company and the Company Subsidiaries possess all permits and approvals issued pursuant to any applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Materials, to health and safety (“Environmental Laws”) that are required to conduct the business of the Company and each Company Subsidiary as it is currently conducted, and are, and have been since January 1, 2014, in compliance with all such permits and approvals, (c) no releases of (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous” substance, “hazardous” material, or “hazardous” waste, “pollutant” or analogous terminology under any applicable Environmental Law (“Hazardous Materials”) have occurred at, on, from or under any real property currently or, to the Company’s Knowledge, formerly owned or operated by the Company or any Company Subsidiary in a manner that would reasonably be expected to give rise to a liability under any Environmental Laws and (d) neither the Company nor any Company Subsidiary has received any written claim or notice from any Governmental Authority or other Person alleging that the Company or any Company Subsidiary is or may be in violation of or liable under, any Environmental Law.

SECTION 3.16      Intellectual Property.

(a)        Company Intellectual Property.  Section 3.16(a) of the Company Disclosure Schedule lists all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made.

(b)        Ownership.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries, collectively, own, license or otherwise have the right to use Intellectual Property used in the operation of their respective businesses as currently conducted (collectively, the “Company Intellectual Property Rights”), and such ownership or right to use the Company Intellectual Property Rights will not adversely be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger, (ii) the Company and the Company Subsidiaries own all right, title and interest in the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), (iii) the Company and the Company Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Owned Intellectual Property, the value of which to the Company and the Company Subsidiaries is contingent upon maintaining the confidentiality thereof, and (iv) since January 1, 2014, there have been no security breaches in the Company’s or any Company Subsidiary’s information technology systems.

(c)        No Infringement.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, and since January 1, 2014, neither the Company nor any Company Subsidiary has received written notice of, and there is no pending or threatened Action alleging an infringement, misappropriation or violation of any Intellectual Property by the Company or any Company Subsidiary or otherwise challenging the validity, enforceability, priority or registrability of any Owned Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property right owned by the Company or any Company Subsidiary, and since January 1, 2014 neither the Company nor any Company Subsidiary has sent any written notice to any Person, or brought any Action against any Person, alleging an infringement, misappropriation or violation of the Intellectual Property of the Company or any Company Subsidiary.

(d)        No Orders.  Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Intellectual Property owned by the Company or any Company Subsidiary is subject to any outstanding Order restricting the use thereof by the Company or the Company Subsidiaries.

SECTION 3.17      Board Approvals; Vote Required.

(a)        The Company Board, by resolutions duly adopted at a meeting duly called and held, unanimously: (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and the Transactions, (iii) resolved, subject to Section 6.03(f), to recommend voting in favor of the Company Shareholder Approval (such recommendation, the “Company Board Recommendation”) and (iv) directed that the Company Shareholder Approval be submitted to a vote of the Company Shareholders.

(b)        The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the Company Shareholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock or other securities necessary to approve this Agreement and consummate the Merger.

SECTION 3.18      Takeover Laws.  As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law, or any comparable anti-takeover provisions of the Company Articles or the Company Bylaws, would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.

SECTION 3.19      Opinion of Financial Advisor.  The Company Board has received an oral opinion (to be confirmed by a written opinion) from Goldman, Sachs & Co. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth in the written opinion, the Merger Consideration to be paid to the holders of Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified as of the date of this Agreement. A copy of such opinion shall be shown to Parent for informational purposes promptly following the date of this Agreement.

SECTION 3.20      Information in the Proxy Statement.  The Proxy Statement, and any amendment thereof or supplement thereto, at the date mailed to the Company Shareholders and at the time of any meeting of Company Shareholders to be held to vote on the Company Shareholder Approval, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

SECTION 3.21      Brokers.  No broker, finder, investment banker or financial advisor (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s, financial advisor’s or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.22      No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article III, none of the Company, the Company Subsidiaries or the Company’s Affiliates, nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to, or on behalf of, the Company, the Company Subsidiaries or the Company’s Affiliates or their respective businesses or with respect to any other information, documents, presentations, forecasts, budgets or estimates provided or made available to Parent, Merger Sub or the Parent Representatives in connection with the Merger or the other Transactions, including in any “data rooms” or management presentations, including the accuracy or completeness thereof, and each of the Company, the Company Subsidiaries and the Company’s Affiliates hereby disclaims any such representation or warranty whether by the Company, the Company Subsidiaries or Company’s Affiliates or any other Person on behalf of any of them.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01      Corporate Existence.  Each of Parent and Merger Sub is a corporation validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

SECTION 4.02      Corporate Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate or shareholder proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the filing of Agreement of Merger with the Secretary of State of the State of California as required by the CCC). This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity). The sole shareholder of Merger Sub has approved this Agreement, the Merger and the principal terms thereof.

SECTION 4.03      No Conflict; Required Filings and Consents; Agreements.

(a)        The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b)        The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) applicable requirements, if any, of the NYSE, (iii) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC, (iv) the premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws as may be applicable to the Transactions and (v) such other consents, the failure of which to obtain would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

SECTION 4.04      Ownership of Company Capital Stock.  Neither Parent nor any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

SECTION 4.05      Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.

SECTION 4.06      Operations of Merger Sub.  Merger Sub is wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.07      Financial Capacity.  Parent and Merger Sub currently have, or at the Closing will have, all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of Parent and Merger Sub to consummate the Transactions that Parent and Merger Sub have sufficient funds for payment of the Merger Consideration.

SECTION 4.08      Brokers.  Prior to the Closing, the Company will not be responsible for any brokerage, finder’s, financial advisor’s or other similar fee or commission to any broker, finder, financial advisor or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.09      Information in the Proxy Statement.  The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will not, at the date mailed to the Company Shareholders or at the time of the meeting of the Company Shareholders to be held to vote on the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.10      Independent Investigation.  Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company, which investigation, review and analysis was done by Parent, its Affiliates and the Parent Representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or the Company Representatives (except the representations and warranties of the Company contained in Article III, as qualified by the Company Disclosure Schedule). Except for the representations and warranties of the Company contained in Article III, Parent acknowledges and agrees that none of the Company, the Company Subsidiaries or any of the Company’s Affiliates nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Company or its business (including any statement, opinion, projection, estimate or other forward-looking information, document or agreement). Parent acknowledges that there are assumptions inherent in making any projections, estimates and budgets, Parent is familiar with such uncertainties and that Parent is responsible for making its own evaluation of the Company.

ARTICLE V

CONDUCT OF BUSINESS

SECTION 5.01      Conduct of Business.  The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its reasonable best efforts to conduct the businesses of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice. Except as expressly contemplated by any other provision of this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)        amend or otherwise change the Company Articles or Company Bylaws, or the certificate of incorporation, bylaws or other comparable charter, formation or organizational documents of any Company Subsidiary;

(b)        issue, sell, dispose of, encumber, or authorize such issuance, sale, disposition or encumbrance of, (i) any shares of any class of share capital of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital, or any other ownership interest, of the Company or any Company Subsidiary (except for (A) issuances, sales or dispositions by a direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary or (B) the issuance of Shares issuable pursuant to Company Options, Company RSUs, Company Performance RSUs, the ESPP or the Convertible Notes that are outstanding on the date of this Agreement or (ii) any assets of the Company or any Company Subsidiary the value or purchase price of which exceeds $2,500,000 individually or $5,000,000 in the aggregate, other than the sale of Company products and services in the ordinary course of business;

(c)        declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary;

(d)        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital of the Company or any Company Subsidiary, except for the acquisition of Shares (i) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options or (ii) from holders of Company RSUs or Company Performance RSUs in full or partial payment of any Taxes payable by such holder upon the settlement of Company RSUs or Company Performance RSUs to the extent required or permitted under the terms of such Company RSUs or Company Performance RSUs;

(e)        acquire (including by merger, consolidation, or acquisition of equity interests or assets or any other business combination) any company, corporation, partnership, other business organization (or any division thereof) or invest in or acquire any properties, assets or securities (other than cash management and treasury activities entered into in the ordinary course of business), if such acquisition (A) is for an amount that exceeds $3,000,000 or (B) could reasonably be expected to present a risk of delaying the Effective Time, making it more difficult to obtain, or delay obtaining, any Consents or approvals of any Governmental Authority necessary to consummate the Merger, or present a risk of any Governmental Authority entering an Order prohibiting the consummation of the Merger or increasing the risk of not being able to remove any such Order on appeal or otherwise;

(f)        incur, assume or modify the terms of any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person except for (i) cash management and treasury activities entered into in the ordinary course of business, (ii) any currency hedging, swap or similar arrangement entered into in the ordinary course of business (provided that such arrangements do not (x) require a termination fee or (y) accelerate upon the consummation of the Transactions) or (iii) letters of credit, surety bonds, security time deposits, guarantees of indebtedness for borrowed money or similar instruments issued in the ordinary course of business;

(g)        (i) enter into a Contract that (A) would be deemed to be a Material Contract (other than a Material Contract described in Section 3.13(a)(i) and not any other subsection of Section 3.13(a) that is entered into in the ordinary course) if it had been entered into by the Company prior to the date of this Agreement (provided, that (1) for purposes of this Section 5.01(g), in determining whether a Contract would be deemed to be a Material Contract, any monetary threshold set forth in Section 3.13 shall be deemed to apply to any twelve month period following the execution of such Contract and (2) no exception set forth in this Section 5.01(g) shall be deemed to permit entering into any Contract otherwise prohibited by another clause of this Section 5.01) or (B) involves payments or receipts of more than $3,000,000 annually or $10,000,000 over the term of such Contract (excluding purchase orders and other Contracts entered into in the ordinary course) or (ii) terminate, materially modify, renew, waive or amend any material provision of (A) any Material Contract or (B) any Contract that would be deemed to be a Material Contract if it had been entered into prior to the date of this Agreement, other than, in each case of this clause (ii), in the ordinary course of business consistent with past practice;

(h)        authorize, or make any commitment with respect to, any capital expenditures that in the aggregate exceed by 15% the aggregate amount of the capital expenditures budget for the fiscal year ending December 31, 2016 of the Company and the Company Subsidiaries, taken as a whole (a copy of which has been previously made available to Parent);

(i)        make any loans, capital contributions or advances to any Person outside the ordinary course of business consistent with past practice, other than to the Company or any wholly owned Company Subsidiary;

(j)        except as otherwise required by (i) applicable Law, (ii) the existing terms of a Company Benefit Plan and/or International Plan in existence immediately prior to the date of this Agreement and that have been made available to Parent, (A) increase the compensation or benefits payable or to become payable or the benefits provided to its current or former directors, officers, consultants or employees of the Company or any Company Subsidiary, except for (I) increases in base salaries or wages of non-officer employees in the ordinary course of business consistent with past practice, (II) payments of bonuses for the Company’s fiscal year ending December 31, 2016 pursuant to the Company’s annual incentive plan at the actual performance level during the applicable performance period excluding the effect of accounting adjustments related to the Closing and expenses incurred in connection with the Transactions (but in no event less than 80% of target levels), which payments shall be made no earlier than February 5, 2017 or (III) increases of salary, wages and target incentive compensation in connection with the promotion of an existing non-officer employee in amounts consistent with past practice for such positions; (B) except as set forth in Section 6.05, grant any retention, severance or termination pay to, or enter into or amend any employment, bonus, change of control or severance agreement with, any current or former director, officer, consultant or other employee of the Company or of any Company Subsidiary; (C) except as provided in Section 2.01, or pursuant to a Company Benefit Plan, employment, change of control or other agreement with the Company in effect on the date of this Agreement, accelerate or waive the vesting or performance criteria of an equity incentive award; (D) establish, adopt, enter into, terminate or amend any Company Benefit Plan or International Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan or International Plan if it were in existence as of the date of this Agreement; (E) terminate the employment of any executive officer other than for “cause” or (F) hire any new employees, except for employees at the senior director level (salary grade 12) or below;

(k)        settle (or propose to settle) any Action, other than (i) settlements involving not more than $3,000,000 in monetary damages in any individual case or series of related cases or $10,000,000 in the aggregate (net of insurance proceeds) paid by the Company or a Company Subsidiary other than (A) as required by an agreement as in effect on the date of this Agreement or (B) claims reserved against the Company Financial Statements (for amounts not materially in excess of such reserves); provided that, in the case of each of (A) and (B), the payment, discharge, settlement or satisfaction does not (1) require any actions or impose any material restrictions on the business or operations of the Company and the Company Subsidiaries, or after the Effective Time, Parent or its Subsidiaries, (2) include the admission of wrongdoing by the Company or any Company Subsidiary or (3) involve shareholder litigation in connection with the Merger, which is the subject of Section 6.10;

(l)        materially change any of the financial accounting methods used by the Company, except for such changes that are required by Law, GAAP or regulatory guidelines;

(m)        (i) make, change or rescind any material Tax election, (ii) change any annual Tax accounting period or adopt or change any material method of Tax accounting, (iii) file any Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Company Subsidiary, as applicable, (iv) file any amended Tax Return with respect to any material Tax, (v) settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes, (vi) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business, (vii) enter into any closing agreement with respect to any Tax or (viii) surrender any right to claim a material Tax refund;

(n)        adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

(o)        encumber, license, sell, transfer, assign, abandon or otherwise dispose of any material Company Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business or the sale of Company products and services in the ordinary course of business; or

(p)        announce an intention, enter into any written agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02      Control of Operations.  Without limiting Section 5.01, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 5.01, control and supervision over such matters.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01      Proxy Statement; Company Shareholders’ Meeting.

(a)        As promptly as reasonably practicable following the date of this Agreement, and in any event within twenty (20) Business Days, the Company shall prepare and file with the SEC the preliminary Proxy Statement. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement, and each of the Company and Parent covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company Shareholders as promptly as reasonably practicable after the date on which the Company is informed that the Proxy Statement will not be reviewed, or that the SEC staff has no further comments thereon. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with a copy of all material written correspondence between the Company or any Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with regards to the Proxy Statement. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating to the Company Shareholders and reasonable opportunity to review and comment on all responses to requests for additional information and shall give due consideration to all reasonable changes suggested by Parent. If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders.

(b)        The Company shall promptly (and in no event later than the fifth Business Day following the date of this Agreement) conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Company Shareholders’ Meeting (based on a record date that is the shortest number of days permitted under applicable Law (without regard to Rules 14a-13(3)(i) and (ii)) and the Company’s organizational documents). If at any time the current record date for the Company Shareholders’ Meeting is not reasonably likely to satisfy the requirements of the Company’s organizational documents and applicable Law, the Company shall, in consultation with Parent, set a new record date (which shall be the shortest number of days permitted under the Company’s organizational documents and applicable Law) and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

(c)        Unless this Agreement is terminated pursuant to Section 8.01, the Company shall, as promptly as reasonably practicable after the date on which the Company is informed that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon, take all action necessary under all applicable Laws to duly call, give notice of, convene and hold the Company Shareholders’ Meeting. Notwithstanding the foregoing sentence, (i) if (A) on a date for which the Company Shareholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present or (B) prior to the Company Shareholders’ Meeting, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the Company Shareholders within the minimum amount of time prior to the Company Shareholders’ Meeting required by applicable Law, the Company shall, after consultation with Parent, have the right to, and (ii) upon the written direction of Parent, if the Company has not received proxies representing a sufficient number of Shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall, in either case, make one or more successive postponements or adjournments of the Company Shareholders’ Meeting; provided that the Company Shareholders’ Meeting is not postponed or adjourned to a date that is more than 30 calendar days after the date for which the Company Shareholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company shall, unless there has been a Change of Board Recommendation, use its reasonable efforts to solicit from the Company Shareholders proxies in favor of the Company Shareholder Approval, and to take all other actions necessary or advisable to secure the Company Shareholder Approval.

(d)        Except in the event that the Company Board shall have made a Change of Board Recommendation as permitted by Section 6.03, (i) the Proxy Statement shall include the Company Board Recommendation and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw the Company Board Recommendation or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted; provided that the Company shall not be prohibited from including in the Proxy Statement an accurate statement that an Acquisition Proposal has been made and such statement shall not be deemed a Change of Board Recommendation in and of itself.

SECTION 6.02      Access to Information; Confidentiality.

(a)        Except as otherwise prohibited by applicable Law or Order, the terms of any Contract entered into prior to the date hereof or as would be reasonably expected to violate or result in the loss or impairment of any attorney-client (or other legal) privilege, during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries and the Company Representatives to), at Parent’s expense: (i) provide to Parent, Merger Sub and the Parent Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, agents, properties, offices and other facilities of the Company and the Company Subsidiaries, and to the books and records thereof (including Tax Returns, but excluding any confidential information contained in personnel files to the extent the disclosure of such information is prohibited by Privacy and Security Laws), and with the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), to the employees of the Company and the Company Subsidiaries and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request.

(b)        All information obtained by Parent, Merger Sub and the Parent Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the Mutual Nondisclosure Agreement, dated August 3, 2016 (the “Confidentiality Agreement”), between Parent and the Company. With respect to the information disclosed pursuant to this Section 6.02, Parent, Merger Sub and the Company shall comply with, and shall cause the Parent Representatives and the Company Representatives, as applicable, to comply with, all of their respective obligations under the Confidentiality Agreement.

(c)        No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.03      No Solicitation.

(a)        The Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives to, promptly cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, shall terminate “data room” access to such Persons and shall request the prompt return or destruction of all confidential information furnished to any such Person within the past six months in connection therewith.

(b)        Except as permitted by this Section 6.03, during the Pre-Closing Period, the Company agrees that it shall not, and shall cause each Company Subsidiary not to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives not to, directly or indirectly, (i) solicit or initiate any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal, except to notify such Person of the restrictions of this Section 6.03(b), (iii) otherwise knowingly facilitate the making or submission of an Acquisition Proposal, or knowingly facilitate any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal or (iv) approve, recommend or execute or enter into any Acquisition Agreement; provided that, notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement, to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board so long as the Company promptly notifies Parent of any such waiver, amendment or release.

(c)        Notwithstanding anything to the contrary herein, at any time following the date of this Agreement and prior to the receipt of the Company Shareholder Approval, the Company or the Company Board may (i) engage or participate in discussions or negotiations with the Person (or such Person’s representatives) that has made an Acquisition Proposal and (ii) furnish to the Person (or such Person’s representatives) that has made an Acquisition Proposal non-public information relating to the Company and the Company Subsidiaries and/or afford access to the business, properties, assets, books, records or the personnel of the Company and the Company Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement; provided that the Company did not receive such Acquisition Proposal as a result of a material breach of this Section 6.03 and prior to engaging or participating in any such discussions or negotiations with, or furnishing any information to, such Person, (A) the Company Board (1) determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is, or could reasonably be expected to lead to or result in, a Superior Proposal, and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (B) the Company provides written notice to Parent of the determination referenced in clause (A) and (C) the Company receives from such Person, or such Person is subject to, an executed Acceptable Confidentiality Agreement.

(d)        The Company shall promptly (and in any event within 48 hours) (i) provide Parent written notice of (A) the receipt by the Company of any Acquisition Proposal or (B) any inquiries, proposals or offers received by the Company concerning an Acquisition Proposal, (ii) disclose to Parent the material terms of any such Acquisition Proposal or any such inquiry, offer, proposal or request and (iii) provide or make available to Parent copies of all material written information concerning the Company or any Company Subsidiary provided or made available by the Company, any Company Subsidiary or any Company Representative to such Person to the extent such written information was not previously provided or made available to Parent. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within 48 hours of any material development) of the status and details (including material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(e)        Except as set forth in Section 6.03(f), neither the Company nor the Company Board, as applicable, shall, and neither shall publicly propose to: (i) withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve or recommend any Acquisition Proposal, (iii) enter into any Acquisition Agreement or (iv) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof (any such action, a “Change of Board Recommendation”).

(f)        Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, the Company Board may (x) effect a Change of Board Recommendation, if the Company receives a written Acquisition Proposal not received as a result of a material breach of this Section 6.03 that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law or (y) withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation if an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law; provided that:

(i)        prior to effecting a Change of Board Recommendation with respect to a Superior Proposal, (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), (B) the Company has provided Parent a copy of all proposed definitive agreements (including all financing documents, if applicable) with respect to such Superior Proposal, (C) if requested to do so by Parent, for a period of four calendar days following delivery of such notice (the “Superior Proposal Notice Period”), the Company shall have discussed and negotiated in good faith, and shall have made the Company Representatives available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement and (D) the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any irrevocable written offer to modify the terms of this Agreement made by Parent prior to the expiration of the Superior Proposal Notice Period that would, upon acceptance by the Company thereof, be binding on Parent, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make a Change of Board Recommendation in connection therewith would be reasonably likely to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four calendar day period” shall be deemed references to a “two calendar day period”); and

(ii)        prior to effecting such a Change of Board Recommendation with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such a Change of Board Recommendation, describing in reasonable detail the reasons for such Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), (B) if requested to do so by Parent, for a period of four calendar days following delivery of such notice (the “Intervening Event Notice Period”), the Company shall have discussed and negotiated in good faith, and shall have made the Company Representatives available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) the Company Board shall have determined in good faith, after considering the terms of any irrevocable written offer to modify the terms of this Agreement made by Parent prior to the expiration of the Intervening Event Notice Period that would, upon acceptance by the Company thereof, be binding on Parent, that the failure to effect a Change of Board Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties to the Company Shareholders under applicable Law (it being understood and agreed that any changes to the circumstances applicable to the Intervening Event after the start of the Intervening Event Notice Period shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four calendar day period” shall be deemed references to a “two calendar day period”).

(g)        Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012 of Regulation M-A or otherwise complying with Rule 14d-9 or Item 1012 of Regulation M-A under the Exchange Act with respect to an Acquisition Proposal, or from making any disclosure to the Company Shareholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with applicable Law; provided that, in each case, any Change of Board Recommendation may only be made in accordance with Section 6.03(f). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed a Change of Board Recommendation.

(h)        Without limiting the foregoing, it is agreed that in the event any Company Representative or any Company Subsidiary takes any action, on behalf of the Company, which, if taken by the Company, would constitute a material breach of this Section 6.03, and the Company does not take reasonable action to seek to cure such breach within three Business Days of the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 6.03.

SECTION 6.04      Appropriate Action; Consent; Filings.

(a)        Prior to the Effective Time, the Company shall use its best efforts to obtain any Consents of third parties with respect to any Contracts of the Company or any of the Company Subsidiaries, as may be necessary for the consummation of the Transactions or required by the terms of any Contract of the Company or any of the Company Subsidiaries as a result of the execution, performance or consummation of the Transactions; provided that the Company and Parent shall determine reasonably and jointly whether to seek any Consents from third parties under any Material Contract. In the event that such third party Consent described in this Section 6.04(a) shall not be obtained, the Company and Parent shall determine reasonably and jointly whether to take any further actions with respect to such Contracts; provided, further, that without its consent, the Company shall not be required to pay any amount or change its business practices in order to obtain any such Consent.

(b)        Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to compliance with applicable Law) to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the conditions to each party’s obligation to consummate the Transactions as set forth in Article VII to be satisfied as promptly as practicable (but in no event later than the Outside Date), including (i) promptly obtaining all authorizations, Consents, Orders, approvals, licenses, permits, and waivers of all Governmental Authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement, (ii) cooperating fully with the other party in promptly seeking to obtain all such authorizations, Consents, Orders, approvals, licenses, permits and waivers, (iii) responding as promptly as practicable and providing such other information to any Governmental Authority as such Governmental Authority may lawfully request in connection herewith, (iv) obtaining all Governmental Consents required for the satisfaction of the condition set forth in Section 7.01(c) as promptly as practicable and (v) contesting and defending any Action, whether legislative, judicial or administrative, brought under, pursuant to or relating to any regulatory Law challenging this Agreement or the consummation of the Transactions and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any of the other Transactions under any Antitrust Law.

(c)        In connection with the efforts referenced in Section 6.04(b) and without limiting the generality of the undertaking pursuant thereto, Parent and the Company shall promptly make all filings that may be required for the satisfaction of the condition set forth in Section 7.01(c) by each of them in connection with the consummation of the Transactions, which, in any event, shall be made within 10 Business Days following the date of this Agreement with respect to the initial filings required under the HSR Act and within 15 Business Days after the date of this Agreement with respect to the required Governmental Approvals set forth on Section 7.01(c) of the Company Disclosure Schedule. Each party shall furnish to the other party such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority.

(d)        If any objections are asserted with respect to the Transactions under any Antitrust Law, or if any suit is instituted or threatened by any Governmental Authority or any other Person challenging any of the Transactions as violating any Antitrust Law or if a filing pursuant to Section 6.04(b) is reasonably likely to be rejected or conditioned by a Governmental Authority, then each of the parties shall use its best efforts to resolve such objections or challenges as such Governmental Authority or other Person may have to such transactions so as to permit consummation of the Transactions as soon as practicable and in any event prior to the Outside Date. Without limiting the generality of the undertaking of Parent pursuant to Section 6.04(b), Parent shall, and shall cause each of its Subsidiaries to, use its and their best efforts, and promptly take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority under any Antitrust Law or any other Person so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by consent decree, hold separate orders or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses, or of the assets, properties or businesses to be acquired by Parent pursuant hereto, (ii) terminating or amending any existing relationships and contractual rights and obligations or (iii) otherwise offering to take or offering to commit to take any actions (and if such offer is accepted, taking or committing to take), such actions as are necessary or advisable, whether or not such actions limit or modify Parent’s rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the business of the Company and the Company Subsidiaries, in each case as if such action is necessary to satisfy the condition set forth in Section 7.01(c) prior to the Outside Date and/or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Antitrust Order in any suit or proceeding by a Governmental Authority or any other Person under any Antitrust Laws that would otherwise have the effect of delaying or preventing the consummation of the Merger and the other Transactions beyond the Outside Date. The Company shall agree, if required by Parent, to divest, hold separate or take other actions with respect to its business and assets in furtherance of Parent’s obligation under this Section 6.04(d); provided that any such action shall be conditioned upon the consummation of the Merger, and in no event shall the Company or any of the Company Subsidiaries be required or expected to pay any amount or incur additional costs or expenses in order to obtain any such Governmental Consent. Parent acknowledges its obligation under Section 6.04(b) to contest and defend any Action challenging this Agreement or the consummation of the Transactions in no way limits the obligation of Parent to use, and cause each of its Subsidiaries to use, its and their best efforts, and to take any and all steps necessary to eliminate each and every impediment under any Antitrust Law to consummate the Transactions prior to the Outside Date.

(e)        Each party shall keep the other parties apprised (to the extent legally permissible) of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions, including promptly notifying the other parties hereto of any material communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the Transactions under the HSR Act or any other applicable non-United States Antitrust Laws and shall permit the other parties to review in advance (and to consider any comments made by the other party in relation to) any proposed substantive communication by such party to any Governmental Authority relating to such matters. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Without limiting the generality of the foregoing, in connection with this Agreement and the Transactions, the parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other parties of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (vi) provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws. The parties to this Agreement shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental

Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Any disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate. Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s consultation and participation rights described above, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances as promptly as practicable, and in any event prior to the Outside Date, including in connection with the determination of any actions to be taken under Section 6.06(b), and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition or investment review clearances.

(f)        Neither Parent nor Merger Sub shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect Parent’s or Merger Sub’s ability to: (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the Transactions in accordance with the terms and conditions of this Agreement.

SECTION 6.05      Employee Matters.

(a)        Parent agrees that, for a period commencing upon the Effective Time and ending on December 31, 2017 (or, if shorter, during the period of employment), Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, (i) provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each a “Company Employee”) that remains an employee of Parent, the Company, the Surviving Company, or any of their respective Subsidiaries or Affiliates (each, a “Continuing Employee”), other than any Continuing Employee covered by a Collective Bargaining Agreement, with at least the same level of base salary or base hourly wage, if applicable, that was provided to each such Continuing Employee immediately prior to the Effective Time, (ii) provide each Continuing Employee with a cash incentive compensation opportunity that is at least equal (including with respect to individual target bonus as a percentage of base salary) to that provided to such Continuing Employee immediately prior to the Effective Time and (iii) provide the Continuing Employee with employee benefits (other than equity-based awards and defined benefit or non-qualified arrangements) that are materially no less favorable in the aggregate than the employee benefits (other than equity-based awards and defined benefit or non-qualified arrangements) provided to such Continuing Employees immediately prior to the Effective Time. No later than February 5, 2017, the Company shall pay bonuses for the Company’s fiscal year ending December 31, 2016 pursuant to the Company’s annual incentive plan at the actual performance level during the applicable performance period excluding the effect of accounting adjustments related to the Closing and expenses incurred in connection with the Transactions (but in no event less than 80% of target levels), including to (x) an employee whose employment is terminated (other than due to a termination for cause or a resignation) or (y) an individual that is party to a Change of Control Retention and Severance Agreement, who has a “Termination Upon a Change of Control”, in either case upon such termination. Parent shall, or shall cause the Surviving Company and its Subsidiaries to, honor in accordance with their terms all applicable Collective Bargaining Agreements as in effect immediately prior to the Effective Time, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Company, to amend or terminate any Collective Bargaining Agreement in accordance with its terms.

(b)        From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor in accordance with their terms, all employment, change in control, retention and severance agreements and other Company Benefit Plans listed on Section 6.05(a) of the Company Disclosure Schedule as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Company Subsidiary, and all obligations thereunder, including any rights or benefits arising as a result of the Transactions (either alone or in combination with any other event, including termination of employment). The Company and Parent or any of its Subsidiaries shall cooperate in good faith to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including as a result of the Transactions under all employment, change of control, severance and termination agreements, equity awards, other compensation arrangements and Company Benefit Plans); provided, that such cooperation shall not be deemed to require Parent to provide any “gross ups” or to incur any material cost or liability.

(c)        Company Employees shall receive credit for their service on or prior to the Effective Time with the Company, any Company Subsidiary and all of the Company’s Affiliates for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan or post-retirement medical arrangement) under any “employee benefit plan”, as defined in Section 3(3) of ERISA, established or maintained by Parent, the Surviving Company or any of their respective Subsidiaries under which each Company Employee may be eligible to participate on or after the Effective Time (collectively, “New Plans”) to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Company Benefit Plans immediately prior to the Effective Time and as would not result in duplication of benefits. Such plan, program or arrangement shall credit each such Company Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Company Subsidiary and all of the Company’s Affiliates where service with the Affiliate was credited under a comparable Company Benefit Plan prior to the Effective Time.

(d)        To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement of Parent or any of its Subsidiaries following the Closing Date (a “Parent Welfare Plan”), Parent and any of its Subsidiaries will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents under a group health plan to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Effective Time or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan that is a group health plan.

(e)        Each of the Company, Parent and Merger Sub acknowledges that consummation of the Transactions will constitute a change of control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change of control or similar transaction.

(f)        The Company shall take any and all actions with respect to the ESPP as are necessary to provide that (i) participation in the ESPP shall be limited to those employees who were participants on the date hereof, (ii) such participants may not increase their payroll deduction election or purchase elections from those in effect on the date hereof, (iii) the ESPP shall terminate, effective as of the earlier of (A) the end of the current Purchase Period (as defined in the ESPP) or (B) two Business Days before the Effective Time (the “ESPP Termination Date”), and (iv) each purchase right under the ESPP outstanding as of the ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the ESPP for such Purchase Period to the purchase of a number of whole Common Shares (subject to the provisions of the ESPP regarding the number of shares purchasable) at a purchase price per share equal to 85% of the Fair Market Value (as defined in the ESPP) of a Common Share on the Offering Date (as defined in the ESPP) or on the ESPP Termination Date, whichever is lower.

(g)        Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Company to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

(h)        This Section 6.05 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 6.05, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.05. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.05, (iii) require Parent or any of its Affiliates to (A) maintain any particular Company Benefit Plan or (B) retain the employment of any particular Company Employee or (iv) limit the right of Parent and its Subsidiaries, including the Surviving Company, to amend or terminate any Company Benefit Plan in accordance with its terms; it being understood that no amendment or termination of any employment, change in control, retention or severance agreements or other Company Benefit Plan that requires the consent of the employee to amend or terminate such agreement or Company Benefit Plan may be effected without such consent.

(i)        Parent shall (i) file with the SEC, promptly after the date on which the Merger becomes effective, a registration statement on Form S-8 (or any successor form), Form S-3 (or any successor form) or another appropriate form, relating to the shares of Parent Common Stock issuable with respect to the Company Options and Company RSUs assumed by Parent in accordance with

Section 2.01(e) and Section 2.01(g), (ii) use its reasonable best efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectuses contained therein for so long as such assumed Company Options and Company RSUs remain outstanding and (iii) deliver to each holder of an assumed Company Option or Company RSU an appropriate notice setting forth such holder’s rights pursuant to such award.

(j)        Following the date hereof, each of Parent and the Company (and their respective Affiliates) will use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 6.05 and the requirements of any applicable Law and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other party in that regard, including, cooperating and providing each other with all necessary and reasonable assistance and information (i) to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place and (ii) relating to workers’ compensation, employee benefits and employee benefit plan coverages (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of the Company and its Subsidiaries), making any and all required filings and notices, making any and all required communications with Company Employees and obtaining any permits or authorizations from any Governmental Authority required hereunder. Such cooperation will include the provision of any information and consultation required by applicable Law, the terms of any Contract, or as reasonably requested by the other party. Each of Parent and the Company will make available its representatives at such times and in such places as the other party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

SECTION 6.06      Obligations of Parent and Merger Sub.  Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. During the Pre-Closing Period, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

SECTION 6.07      Public Announcements.  The Company and Parent shall consult with each other and agree on the text of the initial press release(s) announcing the execution of this Agreement. Thereafter, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the NYSE or NASDAQ, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements, except with respect to the matters described in Section 6.03, Section 8.01 and Section 8.03 or in connection with any dispute between the parties regarding this Agreement; provided that, (i) subject to Section 6.03 in the case of the Company, each party hereto and their respective controlled Affiliates may make statements that are not materially inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.07, (ii) Parent, the Parent Representatives, the Company, the Company Subsidiaries and the Company

Representatives may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by the Company and Parent and that do not reveal material, non-public information regarding any of the other parties, the Merger or the other Transactions and (iii) the restrictions set forth in this Section 6.07 shall not apply to any release or announcement made or proposed to be made in connection with, or in response to, a Change of Board Recommendation that is effected in compliance with Section 6.03.

SECTION 6.08      Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes that become payable in connection with the Transactions. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Company agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

SECTION 6.09      Directors’ and Officers’ Indemnification.

(a)        For a period of six years after the Effective Time, Parent and the Surviving Company shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless each of the Company’s and the Company Subsidiaries’ respective present or former directors, officers and employees (each an “Indemnified Party”, and collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable legal fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring on or before the Effective Time. To the fullest extent permitted by Law, Parent and the Surviving Company shall, jointly and severally, pay all expenses (including reasonable legal fees and expenses) of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt from the Indemnified Party to whom such expenses are advanced of an undertaking, to the extent required by the CCC, to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, (i) Parent or the Surviving Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received, (ii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents and (iii) Parent and the Surviving Company shall cooperate in the defense of any such matter; provided that neither Parent nor the Surviving Company shall be liable for any settlement effected without the Surviving Company’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The rights of each Indemnified Party under this Section 6.09 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company and the Surviving Company or any of their Subsidiaries, or under any Law or under any indemnification agreement of any Indemnified Party with the Company or any Company Subsidiary.

(b)        From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under the CCC, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all indemnification agreements between the Company or any Company Subsidiary and any Indemnified Party in existence on the date of this Agreement (the “D&O Indemnification Agreements”). In addition, the articles of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company or any Company Subsidiary than are set forth in the Company Articles or the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company Subsidiary.

(c)        Prior to the Closing, the Company shall bind and purchase directors and officers runoff insurance coverage (the “D&O Runoff Insurance”), which by its terms shall survive the Merger for not less than six years for the benefit of the Company, the Company Subsidiaries, the Company’s and any Company Subsidiaries’ past and present directors and/or officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement. The D&O Runoff Insurance shall provide coverage for the Company, the Company Subsidiaries and such persons in their capacity as directors, officers and/or employees of the Company or any of the Company Subsidiaries prior to the Effective Time that is not less favorable in the aggregate than the Company’s existing directors and officers policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Company shall maintain the D&O Runoff Insurance in full force and effect and continue to honor the obligations thereunder for a period of six years after the Effective Time or, if such policies are terminated or cancelled, obtain (subject to the limitations set forth in the next sentence) alternative D&O Runoff Insurance on substantially similar terms as set forth in this Section 6.09(c). Neither the Company nor the Surviving Company shall be required to pay an annual premium for the D&O Runoff Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Maximum Amount”) (it being understood and agreed that in the event the cost of such D&O Runoff Insurance exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to provide, and the Surviving Company shall be obligated to maintain, the broadest D&O Runoff Insurance coverage as may be obtained for the Maximum Amount). The Company and the Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such D&O Runoff Insurance. Parent shall upon written request furnish a copy of such insurance policy to each beneficiary of such policy.

(d)        Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.09. In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.09.

SECTION 6.10      Shareholder Litigation.  The Company shall promptly notify Parent of any Action brought by the Company Shareholders or other Persons against the Company or any of its directors, officers or the Company Representatives arising out of or relating to this Agreement or the Transactions, and shall keep Parent reasonably informed with respect to the status thereof. Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on any settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent.

SECTION 6.11      Takeover Laws.  If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law or any comparable anti-takeover provisions of the Company Articles or the Company Bylaws or any shareholder rights plan or similar agreement becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws or other comparable anti-takeover provisions or shareholder rights plans inapplicable to the foregoing.

SECTION 6.12 Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Stock, Company Options and Company Common Stock acquired upon the vesting of any Company RSUs or Company Performance RSUs, pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16.

SECTION 6.13      Treatment of Convertible Notes and Capped Call Transactions.  Prior to the Effective Time, the Company and Parent shall take all necessary actions so that, in the event that any Convertible Notes remain outstanding as of the Effective Time, the Company and Parent shall execute and deliver to the Trustee a supplemental indenture (as defined in the indenture under which the Convertible Notes were issued (the “Indenture”)), as and to the extent required by the Indenture, including to provide that on and after the Effective Time, each holder of Convertible Notes shall have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Indenture governing the conversion of the Convertible Notes issued thereunder (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” thereunder in connection with the Merger). Prior to the Effective Time, the Company shall (a) give any notices and take all other actions that may be required under the Capped Call Transactions or the terms of the Convertible Notes, the Indenture or under applicable Law, including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Merger Event” as such term is defined in the Indenture; provided that the Company will provide copies of any such notice to Parent at least three Business Days prior to delivering any such notice (other than the notice to be delivered pursuant to Section 14.01(b)(iii) of the Indenture), and all such notices and actions not required by the terms of the Convertible Notes or the Indenture shall be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed), (b) take all actions required to facilitate the settlement of the

Capped Call Transactions in connection with the Closing (it being understood that any such settlement will be subject to the respective terms of the Capped Call Transactions, as such terms may be amended or modified from time to time with the prior written consent of Parent) and (c) will not agree to amend, modify or terminate the Capped Call Transactions without the prior written consent of Parent). The Company shall, and shall cause its Subsidiaries to, and each shall use its commercially reasonable efforts to cause their respective representatives to, cooperate with Parent in connection with the fulfillment of the Company’s obligations under the terms of the Convertible Notes and the Indenture at any time after the date of this Agreement as reasonably requested by Parent.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01      Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)        Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)        No Order.  No court of competent jurisdiction or any other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c)        Regulatory Approvals.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the required Governmental Approvals set forth on Section 7.01(c) of the Company Disclosure Schedule shall have expired or been earlier terminated.

SECTION 7.02      Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)        Accuracy of Representations and Warranties of the Company.

(i)        Each of the representations and warranties of the Company in Section 3.02(a), Section 3.02(b) and Section 3.02(c) (Capitalization) shall be true and correct in all respects, except for de minimis deviations;

(ii)        Each of the representations and warranties of the Company in Section 3.01 (Organization), Section 3.03 (Corporate Authority), Section 3.06(a) (Absence of Certain Changes or Events), Section 3.19 (Opinion of Financial Advisor) and Section 3.21 (Brokers) (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time, except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Fundamental Representations to the extent not qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time, except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); and

(iii)        Each of the representations and warranties contained in Article III (other than the representations and warranties in Section 3.02(a), Section 3.02(b), Section 3.02(c) and the Fundamental Representations) (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time, except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case except for such failures to be true and correct, individually and in the aggregate, as have not had a Company Material Adverse Effect.

(b)        Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)        Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

SECTION 7.03      Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)        Accuracy of Representations and Warranties of Parent and Merger Sub.

(i)        Each of the representations and warranties of Parent and Merger Sub in Section 4.01 (Corporate Existence), Section 4.02 (Corporate Authority) and Section 4.08 (Brokers) (collectively, the “Parent Fundamental Representations”) to the extent qualified by materiality shall be true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time, except for representations and warranties in the Parent Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Parent Fundamental Representations to the extent not qualified by materiality shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time, except for representations and warranties in the Parent Fundamental Representations that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

(ii)        each of the other representations and warranties of Parent and Merger Sub contained in Article IV (other than the Parent Fundamental Representations) (disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of immediately prior to the Effective time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), in each case except for such failures to be true and correct, individually and in the aggregate, as have not had a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(b)        Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)        Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01      Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any prior vote by the Company Shareholders in favor of the Company Shareholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)        by mutual written consent of Parent and the Company;

(b)        by either Parent or the Company if the Effective Time shall not have occurred on or before March 1, 2017 (the “Outside Date”); provided that if on the Outside Date any of the conditions set forth in Section 7.01(b) (to the extent relating to the matters set forth in Section 7.01(c)) or Section 7.01(c) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then the Outside Date shall be automatically extended to June 1, 2017; provided, further, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose breach of this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)        by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such decision, injunction, decree, ruling, Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) has fulfilled its obligations under Section 6.04;

(d)        by either Parent or the Company, if the Company Shareholders’ Meeting (including any adjournment or postponement thereof) has concluded, the Company Shareholders have duly voted, and the Company Shareholder Approval was not obtained;

(e)        by Parent if the Company Board shall have (i) effected a Change of Board Recommendation or (ii) failed to reaffirm the Company Board Recommendation within 10 Business Days of receipt of a written request by Parent to do so following the public announcement of an Acquisition Proposal;

(f)        by the Company, at any time prior to the time at which the Company receives the Company Shareholder Approval, if the Company Board determines to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.03;

(g)        by Parent, at any time prior to the Effective Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Merger set forth in Section 7.02(a) or Section 7.02(b) would not then be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach of covenant and (iii) such Uncured Inaccuracy or breach of covenant is incapable of being cured by the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if at such time Parent or Merger Sub is in material breach of this Agreement; or

(h)        by the Company, at any time prior to the Effective Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement, in any case, such that any condition to the Merger set forth in Section 7.03(a) or Section 7.03(b) would not then be satisfied, (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach of covenant and (iii) such Uncured Inaccuracy or breach of covenant is incapable of being cured by the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if at such time the Company is in material breach of this Agreement.

A terminating party shall provide written notice of termination to the other party specifying the reason for such termination, and any such termination in accordance with this Section 8.01 shall be effective immediately upon delivery of such written notice to the other party.

SECTION 8.02      Effect of Termination.  In the event of termination of this Agreement by any party as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) Section 6.02(b), this Section 8.02, Section 8.03 and Article IX shall remain in full force and effect and (ii) nothing herein (including Section 8.03) shall relieve any party from liability for any intentional breach of this Agreement prior to the date of such termination, in which case the nonbreaching party shall be entitled to all rights and remedies available at Law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of the benefit of the Transactions, any lost shareholder premium, the time value of money, and any benefit to the breaching party or its shareholders arising from such intentional breach. For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of this Agreement. For the avoidance of doubt, the failure of a party to effect the Closing on or prior to the second Business Day after the later to be satisfied of the conditions set forth in Section 7.01(a) or Section 7.01(c) (provided that such party’s other conditions to Closing set forth in Article VII would be capable of satisfaction if the Closing were to occur on the date of such termination) shall be deemed an intentional breach of this Agreement.

SECTION 8.03      Fees and Expenses.

(a)        All Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the Closing shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement. Notwithstanding the foregoing, one-half of the filing fees and the cost of printing and mailing the Proxy Statement shall be paid by each of the Company and Parent.

(b)        If this Agreement shall be terminated:

(i)        by (x) Parent or the Company pursuant to Section 8.01(b) (provided, that the conditions set forth in Section 7.01(b) (to the extent relating to the matters set forth in Section 7.01(c)) and Section 7.01(c) shall have been satisfied as of the date of such termination and Parent is not at such time in material breach of the Agreement; provided, further, that if such conditions shall not be satisfied as a result of the Company’s breach of Section 6.04, then this entire proviso shall not be given effect)or Section 8.01(d) or (y) Parent pursuant to Section 8.01(g), if (A) on or prior to the Termination Date (or, with respect to a termination pursuant to Section 8.01(d), on or prior to the date of the Company Shareholders’ Meeting (including any postponements or adjournments thereof)), an Acquisition Proposal shall have been publicly announced or disclosed (and not publicly withdrawn) and (B) within 12 months of the Termination Date the Company or any Company Subsidiary enters into a definitive agreement with respect to any Acquisition Proposal or consummates any Acquisition Proposal (in each case, whether or not such Acquisition Proposal is the same Acquisition Proposal described in clause (A) above), then the Company shall pay to Parent an amount equal to $131,000,000 (the “Company Termination Fee”); provided that for all purposes of this Section 8.03(b)(i), the term Acquisition Proposal shall have the meaning assigned to such term in Annex A, except that the references to “20%” shall be deemed to be references to 50%; or

(ii)        by Parent pursuant to Section 8.01(e) or the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee.

(c)        The Company Termination Fee payable by the Company under Section 8.03(b)(i) or Section 8.03(b)(ii) shall be paid to Parent or its designee by (or on behalf of) the Company by wire transfer of immediately available funds (i) within two Business Days after a termination of this Agreement by Parent pursuant to Section 8.01(e), (ii) simultaneously with, and as a condition to the effectiveness of, a termination of this Agreement by the Company pursuant to Section 8.01(f) and (iii) within two Business Days of the earliest to occur of the entry in the agreement with respect to or the consummation of any Acquisition Proposal, in each case, as referred to in Section 8.03(b)(i)(B).

(d)        The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement, accordingly, if the Company fails to pay when due any amount pursuant to this Section 8.03, then the Company shall (i) reimburse Parent for all costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.03 and (ii) pay to Parent interest on such overdue amount from the date such payment was required to be made until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. In no event shall the Company be required to pay the Company Termination Fee in connection with the termination of this Agreement on more than one occasion.

(e)        Each party agrees that notwithstanding anything to the contrary herein, and subject to Section 8.02, (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee would be payable pursuant to this Section 8.03, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, its stockholders, Affiliates, officers, directors, employees and representative against the Company or any of its representative or Affiliates for, and in no event will Parent or any other Person being paid the Company Termination Fee seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 9.08) based on a claim in law or equity with respect to, (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement and (ii) upon payment of any Company Termination Fee in accordance with this Section 8.03, none of the Company or any of its Affiliates or representatives shall have any further liability or obligation to another party relating to or arising out of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01      Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt except as otherwise set forth in the last sentence of this Section 9.02) by delivery in Person, by an internationally recognized overnight courier service or by facsimile transmission (with a confirmatory copy sent by an internationally recognized overnight courier service) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to Parent or Merger Sub:

Danaher Corporation

2200 Pennsylvania Ave., NW

Suite 800W

Washington, D.C. 20037

Attention:          Attila I. Bodi

                          Jeff Szekeres

Facsimile:         (202) 419-7668

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:         Daniel E. Wolf

                         Michael P. Brueck

Facsimile:         (212) 446-4900

(b)	if to the Company:

Cepheid

904 Caribbean Drive

Sunnyvale, California

Attention:         Daniel E. Madden

                         William E. Murray

Facsimile:         (408) 541-4192

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, California 94104

Attention:         Douglas N. Cogen

                         Michael A. Brown

Facsimile:         (415) 281-1350

For purposes of this Agreement, any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:30 p.m. (recipient’s local time) shall be deemed to have been received at 9:00 a.m. (recipient’s local time) on the next Business Day.

SECTION 9.03      Certain Definitions.  As used in this Agreement, certain capitalized terms shall have the meanings set forth in Annex A attached hereto.

SECTION 9.04      Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 9.05      Entire Agreement.  This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

SECTION 9.06      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.07      Parties in Interest.  Other than the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Shares, Company Options, Company RSUs and Company Performance RSUs as of the Effective Time to the extent necessary for such holders to receive the consideration due such holders thereunder) and Section 6.09 (which is for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.08      Remedies; Specific Performance.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to (a) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction or injunctions restraining such breach or threatened breach. In circumstances where Parent or the Company is obligated to consummate the Merger and the Merger has not been consummated, each of Parent and the Company expressly acknowledges and agrees that the other party and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its shareholders and that such other party on behalf of itself and its shareholders shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate the Merger. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.08, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In the event that a party initiates a proceeding seeking equitable relief pursuant to this Section 9.08, the Outside Date shall automatically be extended until such proceeding is finally resolved.

SECTION 9.09      Governing Law.

(a)        This Agreement and all claims or causes of action (whether arising in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to any conflicts of laws principles that would result in the application of any Law other than the Law of the State of Delaware; provided that the approval, effectiveness and the statutory effects of the Merger shall be governed by, and construed in accordance with, the Laws of the State of California, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b)        The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its

Affiliates) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States located within the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto, (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02 and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts. With respect to any particular suit or other Action, venue shall lie solely in the Court of Chancery of the State of Delaware or such Federal court located within the State of Delaware. The Parties further agree, to the extent permitted by Law, that final and non-appealable judgment against a party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

SECTION 9.10      Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that, after receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise require the approval of the Company Shareholders under applicable Law or in accordance with the rules of NASDAQ. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.11      Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any Uncured Inaccuracies of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein; provided that, after receipt of the Company Shareholder Approval, there shall be no waiver that under applicable Law or in accordance with the rules of NASDAQ requires further approval by the Company Shareholders. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 9.12      Company Disclosure Schedule.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (x) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (y) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any intellectual property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

SECTION 9.13      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

SECTION 9.14      Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “.pdf”, “.tif”, “.jpeg” or similar form) (“Electronic Delivery”) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

SECTION 9.15      Interpretation and Rules of Construction.

When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to Parent and Merger Sub, if such documents, materials or information were available for review by the Company or the Company

Representatives through the electronic data room entitled “Project Snow” in connection with the transactions contemplated hereby or disclosed in a SEC Report filed and publicly available, in each case, at least two Business Days prior to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. It is the intent of the parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CEPHEID

By:	/s/ John L. Bishop

Name:	John L. Bishop

Title:	Chairman and Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DANAHER CORPORATION

By:	/s/ Daniel A. Raskas

Name:	Daniel A. Raskas

Title:	SVP Corporate Development

COPPER MERGER SUB, INC.

By:	/s/ Daniel A. Raskas

Name:	Daniel A. Raskas

Title:	Vice President

[AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE]

Annex A

Definitions

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms materially no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement (a) need not include a “standstill” restriction similar to the Standstill Provisions (as defined in the Confidentiality Agreement) and (b) shall not prohibit the Company from providing to Parent any of the information required to be provided to Parent under Section 6.03.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, or that is intended to result in an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any Person or group (other than Parent or Merger Sub) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition of (i) more than 20% of the assets (whether based on the fair market value or revenue generation) of the Company and the Company Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Subsidiaries owning such assets or (ii) more than 20% of the outstanding Company Common Stock (or any securities convertible into, or exchangeable for, such Company Common Stock), (b) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 20% or more of the outstanding Company Common Stock or (c) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% of the outstanding Company Common Stock or 20% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to be closed.

“Capped Call Transactions” means the transactions documented under each of (a) the Base Capped Call Transaction Confirmation, dated as of February 4, 2014, by and between the Company and Goldman, Sachs & Co., (b) the Base Capped Call Transaction Confirmation, dated as of February 4, 2014, by and between the Company and Morgan Stanley & Co. International plc, (c) the Base Capped

Call Transaction Confirmation, dated as of February 4, 2014, by and between the Company and Jefferies LLC, (d) the Additional Capped Call Transaction Confirmation, dated as of February 5, 2014, by and between the Company and Goldman, Sachs & Co., (e) the Additional Capped Call Transaction Confirmation, dated as of February 5, 2014, by and between the Company and Morgan Stanley & Co. International plc and (f) the Additional Capped Call Transaction Confirmation, dated as of February 5, 2014, by and between the Company and Jefferies LLC.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Plans” means (a) the 2006 Plan, (b) the 2015 Plan and (c) the ESPP.

“Company Material Adverse Effect” means any event, circumstance, change or effect (an “Effect”) that, individually or in the aggregate with any other Effect, (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) prevents the consummation of the Merger or performance by the Company of its material obligations under this Agreement; provided that, in the case of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) any Effect resulting from or relating to (A) a change in general economic, political, regulatory, business, economic, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates, (B) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof) after the date hereof, (C) a change in the industries, or in the business or political conditions in the geographic regions, in which the Company and the Company Subsidiaries operate, (D) any outbreak, escalation or acts of terrorism, armed hostility or war, sabotage or military actions, or any weather-related event, earthquake, hurricane, tornado, fire or other natural disaster or any material worsening of such conditions, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law, including the rules, regulations and administrative policies of the FDA or interpretations thereof, after the date hereof, (F) the announcement of the execution of this Agreement or the pendency of the Transactions or the anticipated consummation of the Merger (including the identity of Parent), including Effects on employees, customers, suppliers, distributors, licensors, licensees and collaboration partners, (G) any liability arising out of any Action disclosed on the Company Disclosure Schedule to the extent such liability is reasonably foreseeable from such disclosure, or (H) compliance with the express terms of, or the taking of any action expressly required by, this Agreement or the taking of any action consented to or requested in writing by Parent prior to the taking of such action; provided, further, that the exceptions set forth in (A), (B), (C), (D) and (E) of this clause (i) shall only apply to the extent that such event, circumstance, change or effect does not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies of similar size that operate in the industries in which the Company and the Company Subsidiaries operate, (ii) any failure to meet internal or published analyst projections, forecasts, performance measures, financial or operating statistics or metrics or revenue or earnings predictions for any period or any resulting analyst downgrade of the Company’s securities, or a decline in the price or trading volume of the Shares on the NASDAQ (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect) or (iii) any Actions, challenges or investigations relating to this Agreement, the Proxy Statement or the Transactions made or brought by any of the current or former Company Shareholders (on their own behalf or on behalf of the Company).

“Company Option” means an option to purchase a share of Company Common Stock.

“Company Performance RSU” means a restricted stock unit issued with performance-based metrics, terms or conditions under any of the Company Equity Plans.

“Company Registered Intellectual Property” means all United States, international and foreign, (a) patents and patent applications (including provisional applications), (b) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (c) registered Internet domain names, (d) registered copyrights and applications for copyright registration and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company.

“Company Representatives” means the officers, directors, financial advisors, attorneys, accountants, investment bankers, representatives and agents and other advisors of the Company or the Company Subsidiaries.

“Company RSU” means a restricted stock unit issued under any of the Company Equity Plans.

“Company Shareholder” means a holder of Company Common Stock.

“Company Shareholders’ Meeting” means a duly convened meeting of the Company Shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Consent” means any approval, consent, ratification, permission, waiver, authorization (including any Governmental Authorization), or the expiration or termination of any statutory waiting periods.

“Contract” means any binding oral or written contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“ESPP Purchase Right” means the right to purchase Shares pursuant to the ESPP.

“Exchange Ratio” means the quotient obtained by dividing (a) the Merger Consideration by (b) the Parent Stock Price.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to this Agreement and the Transactions.

“FDA” means the United States Food and Drug Administration.

“Good Clinical Practices” means, with respect to the Company, the then current standards for clinical trials for the products of the Company (including all applicable requirements relating to protection of human subjects) in the United States, as set forth in applicable Laws, and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Governmental Authorities in any other countries in which the Company’s products are sold or intended to be sold.

“Governmental Consent” means any license, certificate, permit, approval, clearance, expiration, consent, waiver or termination of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority.

“Intellectual Property” means all intellectual property rights of any kind or nature throughout the world, including all trademarks, service marks, trade names, domain names, mask works, inventions, patents, trade secrets, copyrights, know-how, processes, systems, techniques, computer software programs and applications, algorithms, data, and databases, (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

“Intervening Event” means any material event, circumstance, change, effect, development or condition with respect to the Company and the Company Subsidiaries taken as a whole (other than an Acquisition Proposal) first occurring or arising after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement).

“Knowledge of the Company” or “Company’s Knowledge” means, with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals identified on Schedule A to the Company Disclosure Schedule.

“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Company Subsidiary.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Owned Intellectual Property” means all of the Company Intellectual Property Rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Owned Real Property” means all real property owned by the Company or any Company Subsidiary.

“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

“Parent Representatives” means the officers, directors, accountants, consultants, legal counsel, agents and other representatives of Parent and Merger Sub.

“Parent Stock Price” means the volume-weighted average of the trading prices of the shares of Parent Common Stock on the NYSE (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source), for the ten trading days ending with, and including, the trading day that is the Closing Date.

“Permitted Lien” means (a) Liens for Taxes, special assessments or other governmental charges not yet due and payable or, if due, either not delinquent or the amount or validity of which is being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property which are not violated in any material respect by the current use and operation of the Owned Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) protective filings related to operating leases with third parties entered into in the ordinary course of business, (f) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of the Owned Real Property in any material respect, (g) restrictions on the transfer of securities arising under federal and state securities laws, (h) any Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises and (i) non-exclusive licenses of Intellectual Property and (j) other Liens arising in the ordinary course of business that are not incurred in connection with the borrowing of money and that do not materially interfere with ownership or use of the subject assets or properties.

“Person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Privacy and Security Laws” means any Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, state or foreign Laws or regulations regarding (a) data privacy and information security, (b) data breach notification (as applicable) and/or (c) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data.

“Rollover Option” means each Company Option that (A) is scheduled to vest in the ordinary course on or after January 1, 2018 and (B) has an exercise price that is less than the Merger Consideration.

“Rollover RSU” means each Company RSU that vests solely on a time basis and that is scheduled to vest in the ordinary course on or after January 1, 2018.

“Section 510(k) Clearance” means satisfaction of all requirements under 510(k) of the FDCA.

“Subsidiary” or “Subsidiaries” of any Person shall mean (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned by such Person or by one of more other Subsidiaries of such Person, (b) a partnership of which such Person, or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” means a bona fide written Acquisition Proposal made by any Person or group (other than Parent or any of its Subsidiaries) after the date of this Agreement that has not been withdrawn, that (a) would result in such Person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries taken as a whole, (b) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s shareholders from a financial point of view than the Merger and the transactions contemplated hereby (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 6.03(f)(i)) and (c) the Company Board determines (after receiving the advice of its financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms in a reasonable period of time, taking into account all financial, regulatory, legal and other aspects (including certainty of closing and certainty of financing) of such proposal.

“Tax” or “Taxes” means any federal, state, local and foreign taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated and other similar taxes, imposed by any Governmental Authority, together with any interest, penalties, and additions to tax imposed with respect thereto.

“Tax Returns” means any reports, returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are required to be filed with or supplied to any Governmental Authority (including any domestic or foreign taxing authority), including any schedule or attachment thereto and any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Uncured Inaccuracy” with respect to a representation or warranty of a Party to this Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided that if such representation or warranty by its terms speaks as of the date of this Agreement or as of another particular date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of this Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

2006 Plan	3.02(b)
2015 Plan	3.02(b)
401(k) Plan	6.05(g)
Acceptable Confidentiality Agreement	Annex A
Acquisition Agreement	Annex A
Acquisition Proposal	Annex A
Action	3.07
Affiliate	Annex A
Agreement	Preamble
Agreement of Merger	1.03
Antitrust Laws	Annex A
Antitrust Order	6.04(b)
Book-Entry Shares	2.02(b)
Business Day	Annex A
CCC	Recitals
Capitalization Date	3.02(a)
Capped Call Transactions	Annex A
Certificate	2.02(b)
Certificates	2.02(b)
Change of Board Recommendation	6.03(e)
Closing	1.02
Closing Date	1.02
Code	Annex A
Collective Bargaining Agreement	3.10
Company	Preamble
Company Articles	1.05
Company Benefit Plans	3.09(a)
Company Board	Recitals
Company Board Recommendation	3.17(a)
Company Bylaws	1.05
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Employee	6.05(a)
Company Equity Plans	Annex A
Company Financial Statements	3.05(b)
Company Intellectual Property Rights	3.16(b)
Company Material Adverse Effect	Annex A
Company Option	Annex A
Company Performance RSU	Annex A
Company Permits	3.08(b)
Company Registered Intellectual Property	Annex A
Company Representatives	Annex A
Company RSU	Annex A
Company Shareholder	Annex A
Company Shareholder Approval	Recitals

Defined Term	Location of Definition

Company Shareholders’ Meeting	Annex A
Company Subsidiary	2.01(a)
Company Termination Fee	8.03(b)(i)
Company’s Knowledge	Annex A
Confidentiality Agreement	6.02(b)
Consent	Annex A
Continuing Employee	6.05(a)
Contract	Annex A
Control	Annex A
Convertible Notes	3.02(b)
Dissenting Shares	2.05
D&O Indemnification Agreements	6.09(b)
D&O Runoff Insurance	6.09(c)
Effective Time	1.03
Electronic Delivery	9.14
Environmental Laws	3.15
Equity Interests	3.02(c)
ERISA	3.09(a)
ESPP	3.02(b)
ESPP Termination Date	6.05(f)
Exchange Act	3.04(b)
Exchange Ratio	Annex A
Expenses	Annex A
FDA	Annex A
FDCA	3.08(e)
Fundamental Representations	7.02(a)(ii)
GAAP	3.05(b)
Good Clinical Practices	Annex A
Governmental Consent	Annex A
Governmental Authority	3.04(b)
Hazardous Materials	3.15
HSR Act	3.04(b)
Indemnified Party	6.09(a)
Indemnified Parties	6.09(a)
Indenture	6.13
Intellectual Property	Annex A
intentional breach	8.02
International Plan	3.09(a)
Intervening Event	Annex A
Intervening Event Notice Period	6.03(f)(ii)
IRS	3.09(d)
Knowledge of the Company	Annex A
Law	3.04(a)
Leased Real Property	Annex A
Liens	Annex A
Material Contracts	3.13(a)
Maximum Amount	6.09(c)

Defined Term	Location of Definition

Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
New Plans	6.05(c)
NASDAQ	Annex A
NYSE	Annex A
Order	Annex A
Outside Date	8.01(b)
Owned Real Property	Annex A
Parent	Preamble
Parent Common Stock	Annex A
Parent Fundamental Representations	7.03(a)(i)
Parent Representatives	Annex A
Parent Stock Price	Annex A
Parent Welfare Plans	6.05(d)
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Permitted Lien	Annex A
Person	Annex A
Pre-Closing Period	5.01
Preferred Stock	3.02(a)
Privacy and Security Laws	Annex A
Proxy Statement	3.04(b)
Rollover Option	Annex A
Rollover RSU	Annex A
SEC	3.04(b)
Section 510(k) Clearance	Annex A
SEC Reports	3.05(a)
Section 16	6.12
Securities Act	3.05(a)
Share	2.01(a)
Shares	2.01(a)
Subsidiaries	Annex A
Subsidiary	Annex A
Superior Proposal	Annex A
Superior Proposal Notice Period	6.03(f)(i)
Surviving Company	1.04
Tax	Annex A
Tax Returns	Annex A
Taxes	Annex A
Termination Date	8.01
Transactions	Recitals
Uncured Inaccuracy	Annex A